Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

August 13, 2014

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Keith Gregory

RE:	FlexShares® Trust (the “Trust” or “Registrant”)
Post-Effective Amendment No. 44 to Registration Statement on Form
N-1A (File Nos. 333-173967 and 811-22555)

Dear Mr. Gregory:

The following responds to the comments that you provided to us on June 13, 2014, regarding the above-referenced post-effective amendment to the Trust’s registration statement on Form N-1A (the “Post-Effective Amendment”). The Post-Effective Amendment was filed to register shares of a new portfolio of the Trust: FlexShares® Disciplined Duration MBS Index Fund (the “Fund”).

Our responses follow your comments. Terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement. The changes to Trust’s disclosure discussed below are reflected in a Post-Effective Amendment to the Trust’s Registration Statement filed today (the “Amendment”).

General

Missing Information

1. Comment: Please complete bracketed or missing information in a Post-Effective Amendment (e.g., Prospectus: fee table, index and index sponsor).

Response: Among other added information, the Amendment includes the following: (a) completed fee table; (b) name of Underlying Index; (c) name of Index Provider; (d) name of Listing Exchange; (e) additional information regarding the principal investment strategies and Underlying Index; (f) names and biographical information of the Fund’s portfolio managers; and (g) creation unit and transaction fee information.

2. Comment: Please file a new post-effective amendment pursuant to Rule 485(a) under the Securities Act of 1933, which contains missing information, for our review at least one week prior to date you wish the filing to become effective.

Response: The Trust has filed an Amendment pursuant to Rule 485(a) and intends to request acceleration to an effective date of August 20, 2014. Please see response to comment no.1.

Prospectus

Fee Table

3. Comment: In footnote 1, the disclosure states that NTI is responsible for most of the operating expenses of the Fund. Please confirm that all Fund expenses will be included in the fee table, where appropriate. In addition, please delete all text in footnote 1 except the last sentence. Such text is neither required nor permitted by Form N-1A (Item 3).

Response: All Fund expenses have been included in the fee table, where appropriate, in the Amendment. The Trust has modified the text in Footnote 1 as follows:

“Under the Fund’s Investment Advisory Agreement, the Fund is responsible for the following expenses: interest expenses, brokerage commissions and other trading expenses, fees and expenses of the independent trustees and their independent legal counsel, taxes and other extraordinary costs such as litigation and other expenses not incurred in the ordinary course of business. Other expenses are estimated for the current fiscal year as the Fund has not commenced operations as of the date of this Prospectus.”

The Trust believes this disclosure is necessary to avoid shareholder confusion.

4. Comment: We note that the Fund may invest in underlying funds. If appropriate, please include a line item to the fee table for Acquired Fund Fees and Expenses.

Response: The Fund does not currently expect to invest in underlying funds. Accordingly no line item for Acquired Fund Fees and Expenses has been added.

5. Comment: Please supplementally confirm that the expense reimbursement agreement referenced in footnote 2 will extend for at least one year from the effective date of the registration statement. Please add the missing date and make conforming changes throughout the registration statement.

Response: The expense reimbursement agreement referenced in footnote 2 will extend for at least one year from the effective date of the registration statement. Disclosure in Footnote 2 has been revised as follows:

“NTI has contractually agreed to reimburse the fees and expenses of the Trust’s independent trustees and their independent legal counsel until one year from the date of this prospectus. The Fund’s Board of Trustees may terminate the contractual arrangement at any time if it determines that it is in the best interest of the Fund and its shareholders.”

Principal Investment Strategies

6. Comment: Please disclose the name of the Fund’s underlying index and index provider, including whether the index provider is affiliated with the investment adviser or the Fund. Please also disclose the weighting methodology of the index (e.g., market –weighted or equal-weighted) and the types of securities that are excluded from the index.

Response: The disclosure has been revised as requested.

7. Comment: Please briefly describe in plain English how the index methodology operates to produce “disciplined duration” in the investment portfolio. Please also explain the meaning of “disciplined duration.”

Response: The following disclosure has been added:

“The Underlying Index constituents are capitalization weighted, based on their outstanding face value times price plus accrued interest, adjusted to achieve an effective duration for the Underlying Index that is generally between 3.25 and 4.25 years.”

8. Comment: Please briefly explain in plain English how the Fund may acquire mortgage pools other than through standardized contracts for future delivery.

Response: The following sentence has been removed from the summary of principal investment strategies and added to Additional Fund Information - Mortgage-Backed Pass-Through Securities Risk:

“The Fund may acquire interests in mortgage pools through means other than such standardized contracts for future delivery.”

Additional discussion regarding mortgage pools appears in the Statement of Additional Information. The Registrant does not believe that additional disclosure is required.

9. Comment: The disclosure states that the Fund will concentrate in a particular industry or group of industries to the same extent as the Index. If significant, please include disclosure as to the identity of such industry, including related risk factors.

Response: The Underlying Index is comprised of securities issued by U.S. government agencies. Accordingly, the Underlying Index is not concentrated in a particular industry or group of industries. No additional disclosure is required.

Principal Risks – Prepayment Risk

10. Comment: If significant, please disclose why holders of underlying mortgages would choose to re-pay their existing mortgages (e.g., in times of declining interest rates).

Response: The disclosure has been revised as requested.

Derivatives

11. Comment: Please revise the principal investment strategy and related principal derivatives risk disclosure to specify the types of swaps in which the Fund may invest (e.g. credit default swaps, credit default swap indexes, equity swaps, interest rate return swaps and/or total return swaps).

Response: The disclosure has been revised to indicate that the Fund may invest in total rate of return and interest rate swaps.

12. Comment: Please supplementally confirm that the Fund’s disclosure with respect to derivatives is consistent with SEC staff guidance. (See IM Guidance update: Disclosure and compliance matters for investment company registrants that invest in commodity interests, August 2013 at 2; See also letter of Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf)).

Response: The Registrant has reviewed the Fund’s disclosure and believes that it is consistent with SEC staff guidance.

Fund Performance

13. Comment: Please supplementally describe the proposed broad measure of performance to be used by the Fund.

Response: The Fund intends to use its Underlying Index as its performance benchmark.

Dividends and Distributions

14. Comment: We note that the Registrant has received an exemptive order permitting the Trust to issue ETF shares in less than creation unit size to investors participating in a DTC Book-Entry Dividend Reimbursement Service subject to certain terms and conditions. (See FlexShares Trust et. al, Investment Company Act Release Nos. 30593 (July 9, 2013) (notice) and 30645 (Aug. 6, 2013) (order) (“Dividend Reinvestment Order”). If the Registrant is relying on the Dividend Reinvestment Order, please revise the language of the prospectus and the SAI to include all the disclosure required by the Dividend Reinvestment Order. (e.g., please revise the prospectus and SAI disclosure to describe the terms of the Dividend Reinvestment Program (the “Program”) and the consequences of participation in a clear, concise and accurate manner. (See First Amended and Restated Application of FlexShares Trust et. al, SEC File No. 812-14150 (July 3, 2013) (“Application”) at Section 2(b).

Response: The Registrant does not intend to rely on the Dividend Reinvestment Order at the current time. Accordingly, the Registrant believes no additional disclosure is required.

15. Comment: Please make clear to beneficial owners (investors) that the Program is optional and that its availability is determined by their broker at its own discretion. Please also disclose information relating to fees and costs that may or may not be charged to investors by their brokers, as well as any other operational information about the Program (e.g., election procedures).

Response: The Registrant does not intend to rely on the Dividend Reinvestment Order at the current time. Accordingly, the Registrant believes no additional disclosure is required.

16. Comment: Please disclose all information concerning the purchase of reinvested shares through the Program, including issuance at NAV, potential for acquisition of reinvested shares at prices higher (or lower) than that which they could re-sold or purchased in the secondary market on the day that they are issued.

Response: The Registrant does not intend to rely on the Dividend Reinvestment Order at the current time. Accordingly, the Registrant believes no additional disclosure is required.

17. Comment: The application indicates that DTC will receive from the Funds whole shares plus cash representing fractional shares to be deposited in a customer account at a broker. Please consider clarifying that investors participating in the Program will receive only cash dividends if the amount of their dividend available for reinvestment will not equal a whole share.

Response: The Registrant does not intend to rely on the Dividend Reinvestment Order at the current time. Accordingly, the Registrant believes no additional disclosure is required.

18. Comment: On p. 20 (on Edgar), in the last sentence of the first paragraph, the prospectus disclosure states that “if this service is available and used, dividend distributions of both income and realized gains will be automatically reinvested in additional whole shares of the Fund purchased in the secondary market.” The Application indicates that shares purchased through the Program are purchased directly from the Fund on the distribution date at NAV per share on that date. Please address this apparent inconsistency.

Response: The disclosure in the prospectus describes a service that individual brokers may offer unrelated to the Fund in which individual Fund shares are bought on an exchange, without reliance on the Dividend Reinvestment Order. Because the Registrant does not intend to rely on the Dividend Reinvestment Order at the current time, the Registrant does not believe there is an apparent inconsistency between the disclosure in the prospectus and the discussion in the Application. Accordingly, the Registrant believes that additional disclosure is not required.

19. Comment: Please consider revising the disclosure relating to the Program and the purchase of shares in less than creation unit size for the other series of the FlexShares Trust, where appropriate.

Response: The Registrant does not intend to rely on the Dividend Reinvestment Order at the current time. Accordingly, the Registrant believes no additional disclosure is required.

Shareholder Information – Exchange Trading

20. Comment: The disclosure states that shares of the Fund trade on National Securities Exchanges “or elsewhere” during the day. Please clarify the meaning of “or elsewhere,” and making conforming changes, as appropriate.

Response: The disclosure has been revised to remove “or elsewhere.”

21. Comment: The disclosure states that the Trust issues and sells shares of the Fund in creation unit aggregations. We note that shares of the Fund may be issued in less than creation unit size pursuant to the Program. Please revise the disclosure in the prospectus and SAI accordingly. (See, Application at Section 2.B. and 5 and Condition A.2).

Response: The Fund does not intend to rely on the Dividend Reinvestment Order at the current time. Accordingly, the Registrant believes no additional disclosure is required.

Statement of Additional Information

Fundamental Investment Restrictions

Senior Securities and Borrowing Money

22. Comment: With respect to the Fund’s fundamental investment restrictions regarding senior securities and borrowing money, please provide adjacent narrative disclosure indicating what is permissible under the 1940 Act.

Response: The disclosure has been revised as requested.

23. Comment: Please update the status of the Fund’s exclusion from the definition of commodity pool operator under the Commodities Exchange Act. Please disclose whether the adviser is or plans to register as a commodity pool operator or commodity trading adviser with the Commodities Futures and Trading Commission and the potential effects such status may have on the management or operations of the Fund, where appropriate. (See generally Harmonization of compliance requirements for registered investment companies required to register as commodity pool operators. See 78 FR 53208, 53208-5325 (Aug. 28, 2013).

Response: The following disclosure has been added:

“The Investment Adviser is not subject to registration or regulations as a pool operator with respect to the Fund under the Commodity Exchange Act.”

Sincerely,
/s/ Veena K. Jain
Veena K. Jain

cc:	Peter K. Ewing
Craig R. Carberry
Diana E. McCarthy

FLEXSHARES TRUST

50 South LaSalle Street

Chicago, Illinois 60603

August 13, 2014

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Keith Gregory

Re:	FlexShares® Trust (the “Trust”)
Post-Effective Amendment No. 44 to Registration Statement on Form
N-1A (File Nos. 333-173967 and 811-22555)

Dear Mr. Gregory

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in Post-Effective Amendment No. 44 to the Trust’s Registration Statement on Form N-1A (“Amendment”). The Trust further acknowledges that staff comments or changes to disclosure in response to staff comments on the Amendment may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Amendment. The Trust further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

Very truly yours,

FlexShares Trust

By:	/s/ Peter K. Ewing
Vice President

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